January 28, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-4631

Re:  Triangle Castings, Inc.
         Registration Statement on Form S-1 Amendment 1
         Filed on January 11, 2010
         File No. 333-163499

Dear Ms. Long:

We represent Triangle Castings, Inc. (“Triangle Castings” or, the “Company,” “we,” “us,” or “our”).  By letter dated January 21, 2010 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on Amendment No.1 to the Company’s Registration Statement (the “Registration Statement”) on Form S-1 originally filed on January 11, 2010. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

Prospectus Summary, page 1

1. Please reconcile the disclosure here and in the first risk factor that you have no operations or revenues with the disclosure on page 16 that for the period from July 22, 2008 (inception), to September 30, 2009, you had $2,981 in revenue from two projects.

RESPONSE: The Company has revised the risk factor and corrected the disclosure.

Interests of Named Experts and Counsel, page 10

2. We note your revised disclosure in response to comment 11 of our letter dated December 28, 2009.  In accordance with paragraph 23 of Schedule A of the Securities Act of 1933, please revise your disclosure to include counsel’s address.

RESPONSE: Counsel’s address has been revised in accordance with paragraph 23 of Schedule A of the Securities Act of 1933.

Description of Business, page 11

General

3.  We note your response to comment 12 of our letter dated December 28, 2009; however, your “Expected Accomplishments” disclosure on page 12 remains unchanged.  As set forth in our prior comment 12, please revise your disclosure to discuss specific projects or deliverables to help investors understand the steps you have taken in furtherance of your business plan.  In this regard, please provide more detail about the two small projects completed by the company.

RESPONSE: The Company has revised the disclosure with additional information discussing specific steps taken in furtherance of its business plan.

4.  We note your response and revised disclosure in response to comment 13 of our letter dated December 28, 2009.

●
Please clarify your disclosure in the fifth paragraph of your “Overview” discussion on page 12 to better explain what the initial capital infusion that you are referring to is, and why you believe that such initial capital will be sufficient to sustain your business in the next 12 months.

●	Please provide concrete examples of what you consider to be “high quality renovation techniques and practices.”

●
In the fourth paragraph of your “Our Operating Strategy” discussion on page 12, please further explain your reference to “recognized quality subcontractors in the marketplace” by establishing the standard by which these subcontractors are recognized and clearly defining the marketplace referenced in your disclosure.

●	Please disclose the “other large metro markets in NC.”

REPORT: The description of business has been revised accordingly.

5. We note your response to comment 14 of our letter dated December 28, 2009;
However, we note no updates to your website disclosure.  Please ensure to make these updates at the time of the filing of your next amendment.  Otherwise, please address our prior comment 14 in your next amendment.

RESPONSE: The Company has updated its website.

Competition, page 13

6.  We note your revised disclosure in response to comment 20 of our letter dated December 28, 2009.  Please note that Item 101(h)(4)(iv) of Regulation S-K requires that you disclose not only the methods of competition, but also your business’ competitive conditions and your competitive position in the industry.  Please revise your disclosure accordingly.  In addition, please remove disclosure implying that you have a long operating history (we note disclosure in the first sentence of the third paragraph).

RESPONSE: The Company has updated its competition section and has removed the disclosure implying it has a long operating history.

Results of Operations, page 16

Capital Resources and Liquidity, page 16

7.  Please explain why the costs to support Mr. Snyder will be minimal.  For instance, will he be donating supplies and equipment to company?

RESPONSE: The Company has revised the disclosure to indicate that Mr. Snyder will not be taking a salary from the Company in the first six months of 2010. Additionally he will contribute equipment and material he owns to the jobs for as long as he has the necessary material.

Directors, Executive Officers, Promoters and Control Persons, page 17

8.  We note your response to comment 24 of our letter dated December 28, 2009; however, we are unable to locate disclosure related to Mr. Snyder’s employment history in accordance with Item 401(e) of Regulation S-K.  Please advise or revise.  We also note your response to prior comment two.   Please disclose your response to this comment in the prospectus.

RESPONSE: The Company has revised Mr. Snyder’s employment history and has included the disclosure that never acted as a promoter of any company nor has he had a controlling interest in any company.

Executive Compensation, page 17

Summary Compensation Table, page 17

9.  We note your revised disclosure in response to comment 25 of our letter dated December 28, 2009.  Your disclosure, however, does not comply with Instruction to Item 401(n)(2)(v) of Regulation S-K, which requires that you disclose the assumptions made in the valuation of the stock awards by reference to a discussion of those assumptions in the financial statements, footnotes to the financial statements, or discussion in the Management’s Discussion and Analysis.  Please revise your disclosure accordingly.

RESPONSE: The Company has reviewed the disclosure in the summary compensation table on page 17.  The Company did not issue stock options, but issued stock for services which was valued at a recent cash offering price.  Therefore, there are no assumptions to disclose beyond those that are disclosed on page 17.

Transactions with Related Persons, Promoters and Certain Control Persons, page 18

10. We note your revised disclosure in response to comment 27 of our letter dated December 28, 2009.  We also note that you have not revised the footnote disclosure to the selling shareholders table on page 8 to identify those selling shareholders who have been contributing services to the company.  Please disclose who these shareholders are, and in light of such disclosure, consider whether you should revise your disclose at the end of page 8 regarding the existence of any material relationships between you and each of the selling shareholders.

RESPONSE: The Company has revised the disclosure.

Very truly yours,

ANSLOW & JACLIN LLP

By: /s/ Gregg E. Jaclin
       GREGG E. JACLIN